Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED

File No. 82-3958

May 22, 2007

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

07023826

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock Exchanges, for your information and record:

Sr. No	Requirement under Equity Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	May 22, 2007	Forwarding copies of the newspaper cuttings of the Notice of the date of hearing of the Petition for sanction of the Scheme of Amalgamation of the Company with Reliance Industries Limited at the Hon'ble High Court of Gujarat at Ahmedabad along with the attach ments.

Thanking you

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

RECEIVED

2007 MAY 29 A 5:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001
(Fax No. 22723121 / 22723710)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Amalgamation of the Company with Reliance Industries Limited

As directed by the Hon'ble High Court of Gujarat at Ahmedabad by its order dated April 23, 2007, the notice of date of hearing of Petition for the sanction of Amalgamation of the Company with Reliance Industries Limited has been published in the "Times of India" (Ahmedabad edition) and the Gujarati translation thereof in "Gujarat Samachar" (Ahmedabad and Vadodara editions) on May 21, 2007.

We are enclosing three copies of all the above newspaper cuttings for your information and record.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Copy to: Luxembourg Stock Exchange

THE TIMES OF INDIA, AHMEDABAD
MONDAY, MAY 21, 2007

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 93 OF 2007
CONNECTED WITH
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat.

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat.) ...Petitioner Company

NOTICE OF HEARING OF THE PETITION

A Petition under Sections 391 to 394 of the Companies Act, 1956 for sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the **"Petitioner Company"** or the **"Transferor Company"**) with Reliance Industries Limited (the **"Transferee Company"**) (being Exhibit G to the Petition) was presented by the Petitioner Company, on the 18th day of April, 2007 and the same was admitted by the Hon'ble High Court of Gujarat at Ahmedabad on the 23rd day of April, 2007. The aforesaid Petition is fixed for hearing before the Hon'ble Judge taking Company matters on Tuesday, the 19th day of June, 2007, at 11:00 o'clock in the forenoon or so soon thereafter.

Any person concerned, desirous of supporting or opposing the said Petition, should send to the Petitioner Company at its registered office at P.O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat or to M/s. Nanavati Associates, the Petitioner's Advocates, at their below mentioned address, a notice of his intention, signed by him or his Advocate, with his name and address, so as to reach the Petitioner Company or the Petitioner's Advocates not later than two days before the date fixed for the hearing of the aforesaid Petition. Where such person concerned seeks to oppose the aforesaid Petition, the grounds of opposition or a copy of his affidavit in that behalf shall be furnished with such notice.

A copy of the Petition will be furnished by the undersigned between 11:30 a.m. and 4:30 p.m. on any working day except Saturday before the hearing of the Petition to any person requiring the same on payment of the prescribed charges for the same.

Dated this 21st day of May, 2007.

Address:
M/s. Nanavati Associates,
41 Premier House, Opp. Gurudwara,
Near Thaltej Cross Roads, P.O. Bodakdev,
Ahmedabad - 380054, Gujarat

Sd/-
Nandish Chudgar
Partner
M/s. Nanavati Associates
Advocates for the Petitioner Company

સોમવાર, તા. ૨૧ મે, ૨૦૦૭

ગુજરાત સમાચાર (અમદાવાદ આવૃત્તિ)

ઉચ્ચ ન્યાયાલય ગુજરાત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૧૨૬, ૨૦૦૭
સાથે સંકળાયેલ કંપની અરજી નં. ૯૩, ૨૦૦૭

કંપનીઝ ઍક્ટ, ૧૯૫૬ની બાબતમાં;

–અને–

કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ ની બાબતમાં;

–અને–

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમ વિષ્ટ કરાયેલ કંપની ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં

–અને–

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સાથે રિલાયન્સ ઇન્ડસ્ટ્રીઝ લિમિટેડના એકત્રિકરણની યોજનાની બાબતમાં.

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો)
વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે છે) ....અરજકર્તા કંપની

અરજીની સુનાવણી માટેની સૂચના

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ હેઠળ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડે તારીખ ૧૮ એપ્રિલ, ૨૦૦૭ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ ("અરજકર્તા કંપની" અથવા "ટ્રાન્સફરર કંપની") ના રિલાયન્સ ઇન્ડસ્ટ્રીઝ લિમિટેડ ("ટ્રાન્સફરી કંપની") સાથે એકત્રિકરણની યોજના ને (અરજીનો પરિશિષ્ટ 'જી') મંજૂર કરવા માટે અરજી કરી હતી અને એ અરજી તારીખ ૨૩ એપ્રિલ ૨૦૦૭ રોજ માનનીય ઉચ્ચ ન્યાયાલય ગુજરાત, અમદાવાદ દ્વારા સ્વીકારવામા આવી હતી. ઉપરોક્ત અરજી સુનાવણી તથા તેના અંતિમ નિર્ણય માટે મંગળવ ર, તારીખ ૧૯ જૂન, ૨૦૦૭ના રોજ સવારે ૧૧.૦૦ વાગે નિશ્ચિત થઇ છે તેને કંપની બાબતોના માનનીય ન્યાયાધીશ ધ્યાનમાં લેશે.

જે કોઇપણ વ્યક્તિને અરજકર્તા કંપની સાથે લેવાદેવા હોય અને તથાકથિત અરજીને સહકાર આપવાની અથવા વિરોધ કરવાની ઇચ્છા હોય તેણે અરજકર્તા કંપનીને તેના નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬ ગુજરાત અથવા અરજીકર્તા કંપનીના ઍડવોકેટ્સ મેસર્સ નાણાવટી એસોસિએટ્સને નીચે જણાવેલા તેમના કાર્યાલયના સરનામે, તેના ઇરાદા, તેના અથવા તેના ઍડવોકેટના હસ્તાક્ષર, તેના નામ અને સરનામા સાથેની સૂચના અરજકર્તા કંપની અથવા અરજકર્તા કંપનીના ઍડવોકેટ્સને તથાકથિત અરજીની સુનાવણીની નક્કી કરેલ તારીખ કરતા ઓછામાં ઓછા બે દિવસ પહેલા મળે એમ મોકલાવવાની રહેશે. જે વ્યક્તિ અરજીનો વિરોધ કરવા માંગતી હોય એણે તેના વિરોધ માટેના કારણો અથવા એ વતીની એફિડેવિટ, સૂચના સાથે મોકલવી.

તથાકથિત અરજીની નકલ અરજકર્તા કંપનીના ઍડવોકેટ્સ પાસેથી કામકાજના કોઇપણ દિવસે શનિવાર સિવાય સવારે ૧૧.૦૦ થી સાંજના ૪.૩૦ દરમિયાન, પરંતુ અરજીની સુનાવણીની નક્કી કરેલ તારીખના ઓછામાં ઓછા બે દિવસ પહેલા, એ માટેના નિર્દિષ્ટ કરાયેલ ચાર્જિસની ચુકવણી કરીને મેળવી શકાશે.

તારીખ: ૨૧ મે, ૨૦૦૭

સરનામું:
મેસર્સ નાણાવટી એસોસિએટ્સ,
૪૧, પ્રીમિયર હાઉસ, ગુરુદ્વારાની સામે,
થલતેજ ક્રૉસ રોડ્સની પાસે, પી.ઓ.બોડકદેવ,
અમદાવાદ–૩૮૦૦૫૪, ગુજરાત

સહી/–
નંદિશ ચુડગર
ભાગીદાર
મેસર્સ નાણાવટી એસોસિએટ્સ
અરજકર્તા કંપનીના ઍડવોકેટ્સ

સોમવાર, તા. ૨૧ મે, ૨૦૦૭ ગુજરાત સમાચાર (વડોદરા આવૃત્તિ)

ઉચ્ચ ન્યાયાલય ગુજરાત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં. ૧૨૬, ૨૦૦૭
સાથે સંકળાયેલ કંપની અરજી નં. ૯૩, ૨૦૦૭

કંપનીઝ ઍક્ટ, ૧૯૫૬ની બાબતમાં;

–અને–

કંપનીઝ ઍક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ ની બાબતમાં;

–અને–

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમ વિષ્ટ કરાયેલ કંપની ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧ ૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં

–અને–

ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ સ થે રિલાયન્સ ઇન્ડસ્ટ્રીઝ લિમિટેડના એકત્રિકરણની યોજનાની બાબતમાં.

કંપનીઝ ઍક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ.પેટ્રોકેમિકલ્સ, જિલ્લો)
વડોદરા ૩૯૧ ૩૪૬, ગુજર ત ખાતે છે) ....અરજકર્તા કંપની

અરજીની સુનાવણી માટેની સૂચના

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ હેઠળ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડે તારીખ ૧૮ એપ્રિલ, ૨૦૦૭ના રોજ ઇન્ડિયન પેટ્રોકેમિકલ્સ કૉર્પોરેશન લિમિટેડ (**"અરજકર્તા કંપની"** અથવા **"ટ્રાન્સફરર કંપની"**) ના રિલાયન્સ ઇન્ડસ્ટ્રીઝ લિમિટેડ (**"ટ્રાન્સફરી કંપની"**) સાથે એકત્રિકરણની યોજન ને (અરજીનો પરિશિષ્ટ 'જી') મંજૂર કરવા માટે અરજી કરી હતી અને એ અરજી તારીખ ૨૩ એપ્રિલ ૨૦૦૭ રોજ માનનીય ઉચ્ચ ન્યાયાલય ગુજરાત, અમદાવાદ દ્વારા સ્વીકારવામા આવી હતી. ઉપરોક્ત અરજી સુનાવણી તથા તેના અંતિમ નિર્ણય માટે મંગળવ ર, તારીખ ૧૯ જૂન, ૨૦૦૭ના રોજ સવ રે ૧૧.૦૦ વાગે નિશ્ચિત થઇ છે તેને કંપની બાબતોના માનનીય ન્યાયાધીશ ધ્યાનમાં લેશે.

જે કોઇપણ વ્યક્તિને અરજકર્તા કંપની સાથે લેવાદેવા હોય અને તથાકથિત અરજીને સહકાર આપવાની અથવા વિરોધ કરવાની ઇચ્છા હોય તેણે અરજકર્તા કંપનીને તેના નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમિકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬ ગુજરાત અથવા અરજીકર્તા કંપનીના ઍડવોકેટ્સ મેસર્સ નાણાવટી એસોસિએટ્સને નીચે જણાવેલા તેમના કાર્યાલયન સરનામે, તેના ઇરાદા, તેના અથવા તેના ઍડવોકેટના હસ્તાક્ષર, તેના નામ અને સરનામા સાથેની સૂચના અરજકર્તા કંપની અથવા અરજકર્તા કંપનીના ઍડવોકેટ્સને તથાકથિત અરજીની સુનાવણીની નક્કી કરેલ તારીખ કરતા ઓછામાં ઓછા બે દિવસ પહેલા મળે એમ મોકલાવવાની રહેશે. જે વ્યક્તિ અરજીનો વિરોધ કરવા માંગતી હોય એણે તેના વિરોધ માટેના કારણો અથવા એ વતીની એફિડેવિટ, સૂચના સાથે મોકલવી.

તથાકથિત અરજીની નકલ અરજકર્તા કંપનીના ઍડવોકેટ્સ પાસેથી કામકાજના કોઇપણ દિવસે શનિવાર સિવાય સવારે ૧૧.૦૦ થી સાંજના ૪.૩૦ દરમિયાન, પરંતુ અરજીની સુનાવણીની નક્કી કરેલ તારીખના ઓછામાં ઓછા બે દિવસ પહેલા, એ માટેના નિર્દિષ્ટ કરાયેલ ચાર્જિસની ચુકવણી કરીને મેળવી શકાશે.

તારીખ: ૨૧ મે, ૨૦૦૭

સરનામુ:
મેસર્સ નાણાવટી એસોસિએટ્સ,
૪૧, પ્રીમિયર હાઉસ, ગુરુદ્વારાની સામે,
થલતેજ ક્રૉસ રોડ્સની પાસે, પી.ઓ.બોડકદેવ,
અમદાવ દ–૩૮૦૦૫૪, ગુજરાત

સહી/–
નંદિશ ચુડગર
ભાગીદાર
મેસર્સ નાણાવટી એસો સિએટ્સ
અરજકર્તા કંપનીના ઍડવોકેટ્સ

END